Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
20 April 2009
RANDGOLD RESOURCES — Annual Information Update
London, United Kingdom, 20 April 2009 - In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its first Annual Information Update, following the publication of our Annual Report in April 2009. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, USA and Canada.
This Annual Information Update provides information from 19 April 2008 to 20 April 2009 being the date of publication of this Annual Information Update.
Information submitted to the Regulatory News Service , London Stock Exchange
Details of all regulatory announcemnets can be found in full on the company’s market news page on the London Stock Exchange webite at: www.londonstockexchange.com

TITLE	DATE PUBLISHED
New focus on maximising Morila	22 April 2008

Kankou Moussa sales for exceed expectations	22 April 2008

Yalea underground development set to establish first mining faces	22 April 2008

Randgold Resources ups stake in Tongon Project	25 April 2008

Total voting rights	30 April 2008

Notifications of Major Interests in Shares — Merrill Lynch	30 April 2008

Results of voting at 2008 Randgold Resources Annual General Meeting	30 April 2008

Q1 results – Another solid quarter from Randgold Resources with profits up materially despite industry cost pressures	6 May 2008

Reserves up 52% at Tongon project	6 May 2008

Results of voting at Adjourned 2008 Randgold Resources Annual General Meeting	16 May 2008

Total voting rights	30 May 2008

Notice of extraordinary general meeting	2 July 2008

Long-term commitment to development can leverage commodity boom to create lasting prosperity in Africa	7 July 2008

Results of voting at Randgold Resources Extraordinary General Meeting	28 July 2008

Q2 results – Half-year profit doubles despite increased costs	31 July 2008

Total voting rights	29 August 2008

Restricted stock Award: executive directors	2 September 2008

Notifications of Major Interests in Shares – BlackRock Global Funds	25 September 2008

Total voting rights	30 September 2008

Block listing six monthly return	16 October 2008

Managing Morila’s transition for the benefit of all	22 October 2008

TITLE	DATE PUBLISHED
Yalea underground development highlights technology transfer benefits	24 October 2008

Randgold Resources strengthens board	5 November 2008

Q3 results — Internal resources sufficient to fund development of projects — Randgold Resources reinforces growth prospects despite tough markets	6 November 2008

Director increases his Randgold Reources shareholding	17 November 2008

Total voting rights	28 November 2008

Notifications of Major Interests in Shares — FMR LLC (a)	3 December 2008

Notifications of Major Interests in Shares — FMR LLC (b)	3 December 2008

Director’s Randgold Resources shareholding	3 December 2008

Notifications of Major Interests in Shares — FMR LLC	5 December 2008

Notifications of Major Interests in Shares — FMR LLC (a)	18 December 2008

Notifications of Major Interests in Shares — FMR LLC (b)	18 December 2008

Notifications of Major Interests in Shares — FMR LLC	14 January 2009

Notifications of Major Interests in Shares — FMR LLC	28 January 2009

Q4 results — Strong fourth quarter crowns solid performance in tough year	9 February 2009

Developing an African gold mining industry to deliver lasting value to stakeholders	10 February 2009

Final dividend for 2008 — Election of Sterling dividend	11 February 2009

Director’s Randgold Resources Shareholding	16 February 2009

Notifications of Major Interests in Shares — FMR LLC	24 February 2009

Notifications of Major Interests in Shares — FMR LLC	26 February 2009

Restricted Stock Award: Non-Executive Directors	26 February 2009

Total voting rights	27 February 2009

Notifications of Major Interests in Shares — FMR LLC	4 March 2009

Notifications of Major Interests in Shares — FMR LLC	16 March 2009

Notifications of Major Interests in Shares — FMR LLC	20 March 2009

Block Listing	23 March 2009

Restricted stock award: executive directors	27 March 2009

Sustained profitability lays foundation for future growth — Annual Report Press release	2 April 2009

Randgold Resources continues organic growth in reserves and resources	2 April 2009

Total voting rights	6 April 2009

Notifications of Major Interests in Shares — FMR LLC	6 April 2009
Information posted on website ( www.randgoldresources.com)
QUARTERLY REPORTS

TITLE	DATE PUBLISHED
Report for the First Quarter 2008	6 May 2008
Report for the Second Quarter 2008	31 July 2008
Report for the Third Quarter 2008	6 November 2008
Report for the Fourth Quarter and Preliminary Results 2008	9 February 2009
ANNUAL REPORTS

TITLE	DATE PUBLISHED
Annual Report — 2008	2 April 2009

20F

TITLE	DATE PUBLISHED
Form 20F — 2007	24 June 2008
CORPORATE GOVERNANCE

TITLE	DATE PUBLISHED
Social Reponsibility Statement	18 October 2005
Corporate Code of Ethics General	21 October 2005
Corporate Code of Ethics Financial	21 October 2005
Audit Charter	2 March 2007
Nomination & Corporate Governance Committee Charter	2 March 2007
Remuneration Committee Charter	2 March 2007
PRESENTATIONS

TITLE	DATE PUBLISHED
Results for the quarter ended 31 March 2008	6 May 2008
SEG-GSSA 2008: Exploiting Africa’s golden potential	9 July 2008
New York 2008: ...a pure gold company with a focus on creating value	22 July 2008
Results for the quarter and six months ended 30 June 2008	31 July 2008
Denver 2008: Randgold Resources...delivering profit, growth and new opportunities	23 October 2008
Results for the third quarter ended 30 September 2008	6 November 2008
Randgold Resources Limited Roadshow November 2008	12 January 2009
San Francisco Hard Assets Conference 2008: Randgold Resources...a pure gold growth story	12 January 2009
Results for the quarter and year ended 31 Decmber 2008	9 February 2009
Indaba 2009: Are we making the best of Africa’s golden opportunity?	20 February 2009
North American Roadshow — March 2009	5 March 2009
RESERVE/RESOURCE TABLES

TITLE	DATE PUBLISHED
Reserve and Resource Declaration — 2009	2 April 2009
Documents filed with the Jersey Financial Services Commission

TITLE	DATE
3 Special Resolutions dated 28 April 2008 in relation to the increasing of the share capital	6 May 2008
Randgold Resources 2007 Annual Financial Statements	23 July 2008
Special Resolution dated 28 Jluy 2008 in relation to the Restricted Share Scheme	29 July 2008
Annual Return for year ended 31 December 2008	25 February 2009

Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, P O Box 267, 14 — 18 Castle Street, St. Helier, Jersey, JE4 8TP.
Documents filed with the United States Securities and Exchange Commission

TITLE	DATE
Form 6-K: Incorporating the following:	15 April 2008

Release, dated April 11, 2008, entitled “Notifications of Major Interests in Shares”

Form 6-K: Incorporating the following:	30 April 2008

Release, dated April 18, 2008, entitled “Annual Information Update”

Release, dated April 22, 2008, entitled “New Focus on Maximizing Morila”

Release, dated April 22, 2008, entitled “Kankou Moussa Sales Far Exceed Expectations”

Release, dated April 22, 2008, entitled “Yalea Underground Development Set to Establish First Mining Faces”

Release, dated April 28, 2008, entitled “Randgold Resources Ups Stake in Tongon Project”

Release, dated April 30, 2008, entitled “Notifications of Major Interests in Shares”

Release, dated April 30, 2008, entitled “Total Voting Rights”

Release, dated April 30, 2008, entitled “Results of Voting at 2008 Randgold Resources Annual General Meeting”

Form 6-K: Incorporating the following:	12 May 2008

Release, dated May 6, 2008, entitled “Reserves Up 52% at Tongon Project”

Release, dated May 6, 2008, entitled “Another Solid Quarter From Randgold Resources With Profit Up Materially Despite Industry Cost Pressures”

Form 6-K: Incorporating the following:	21 May 2008

Release, dated May 16, 2008, entitled “Results of Voting at Adjourned 2008 Randgold Resources Annual General Meeting”

Form 6-K: Incorporating the following:	2 June 2008

Release, dated May 30, 2008, entitled “Total Voting Rights”

Form 20-F: Annual report for the fiscal year ended December 31, 2007	24 June 2008

Form 6-K: Incorporating the following:	3 July 2008

Release, dated July 2, 2008, entitled “Notice of Extraordinary General Meeting”

Form 6-K: Incorporating the following:	7 July 2008

Release, dated July 7, 2008, entitled “Long-Term Commitment to Development Can Leverage Commodity Boom to Create Lasting Prosperity in Africa”

Form 6-K: Incorporating the following:	29 July 2008

Release, dated July 28, 2008, entitled “Results of Voting at Randgold Resources Extraordinary General Meeting”

TITLE	DATE

Form 6-K: Incorporating the following:	1 August 2008

Release, dated July 31, 2008, entitled “Half-Year Profit Doubles Despite Increased Costs”

Form 6-K: Incorporating the following:	5 September 2008

Release, dated September 2, 2008, entitled “Restricted Stock Award: Executive Directors”

Form 6-K: Incorporating the following:	8 September 2008

Release, dated August 29, 2008, entitled “Total Voting Rights”

Form 6-K: Incorporating the following:	25 September 2008

Release, dated September 25, 2008, entitled “Notifications of Major Interests in Shares”

Form 6-K: Incorporating the following:	1 October 2008

Release, dated September 30, 2008, entitled “Total Voting Rights”

Form 6-K: Incorporating the following:	8 October 2008

Release, dated October 6, 2008, entitled “Announcement of Q3 Results — Thursday 6 November 2008”

Form 6-K: Incorporating the following:	20 October 2008

Release, dated October 16, 2008, entitled “Block Listing Six Monthly Return”

Form 6-K: Incorporating the following:	23 October 2008

Release, dated October 22, 2008, entitled “Managing Morila’s Transition for the Benefit of All”

Form 6-K: Incorporating the following:	29 October 2008

Release, dated October 24, 2008, entitled “Yalea Underground Development Highlights Technology Transfer Benefits”

Form 6-K: Incorporating the following:	7 November 2008

Release, dated November 5, 2008, entitled “Randgold Resources Strengthens Board”

Release, dated November 6, 2008, entitled “Randgold Resources Reinforces Growth Prospects Despite Tough Markets”

Form 6-K: Incorporating the following:	18 November 2008

Release, dated November 17, 2008, entitled “Director Increases His Randgold Resources Shareholding”

TITLE	DATE
Form 6-K: Incorporating the following:	4 December 2008

Release, dated November 28, 2008, entitled “Total Voting Rights”

Release, dated December 3, 2008, entitled “Notifications of Major Interests in Shares”

Release, dated December 3, 2008, entitled “Notifications of Major Interests in Shares”

Release, dated December 3, 2008, entitled “Director’s Randgold Resources Shareholding”

Form 6-K: Incorporating the following:	9 December 2008

Release, dated December 5, 2008, entitled “Notifications of Major Interests in Shares”

Form S-8: Registration statement of securities to be offered to employees in employee benefit plans	15 December 2008

Form 6-K: Incorporating the following:	24 December 2008

Release, dated December 18, 2008, entitled “Notifications of Major Interests in Shares”

Release, dated December 18, 2008, entitled “Notifications of Major Interests in Shares”

Form 6-K: Incorporating the following:	8 January 2009

Release, dated January 7, 2009, entitled “Announcement of Q4/Year End Results – Monday 9 February 2009”

Form 6-K: Incorporating the following:	20 January 2009

Release, dated January 14, 2009, entitled “Notifications of Major Interests in Shares”

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals	2 February 2009

Form 6-K: Incorporating the following:	10 February 2009

Release, dated January 28, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated January 29, 2009, entitled “Randgold Resources Q4 Conference Call – Mon Feb 9, 2009”

Release, dated February 9, 2009, entitled “Strong Q4 Crowns Solid Performance in Tough Year”

Release, dated February 10, 2009, entitled “Developing an African Gold Mining Industry to Delivery Lasting Value to Stakeholders”

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals	17 February 2009

TITLE	DATE
Form 6-K: Incorporating the following:	23 February 2009

Release, dated February 9, 2009, entitled “Final Dividend for 2008 – Election for Sterling Dividend”

Release, dated February 16, 2009, entitled “Director’s Randgold Resources Shareholding”

Form 6-K: Incorporating the following:	5 March 2009

Release, dated February 24, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated February 26, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated February 26, 2009, entitled “Restricted Stock Award: Non Executive Directors”

Release, dated February 27, 2009, entitled “Total Voting Rights”

Release, dated March 4, 2009, entitled “Notifications of Major Interests in Shares”

Form 6-K: Incorporating the following:	24 March 2009

Release, dated March 12, 2009, entitled “Randgold Resources Annual Report”

Release, dated March 16, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated March 20, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated March 23, 2009, entitled “Block Listing”

Release, dated March 23, 2009, entitled “Notifications of Major Interests in Shares”

Form 6-K: Incorporating the following:	9 April 2009

Release, dated March 27, 2009, entitled “Restricted Stock Award: Executive Directors”

Release, dated April 2, 2009, entitled “Randgold Resources Continues Organic Growth in Reserves and Resources”

Release, dated April 2, 2009, entitled “Sustained Profitability Lays Foundation for Future Growth”

Release, dated April 6, 2009, entitled “Total Voting Rights”

Release, dated April 6, 2009, entitled “Notifications of Major Interests in Shares”

Release, dated April 8, 2009, entitled “Announcement of Q1 Results – Thursday 7 May 2009”
The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market. Full details of the filings can be viewed at: www.sec.gov
Documents filed with the UK Listing Authority Document Disclosure Authority

TITLE	DATE
Six Month Block Listing Return	19 September 2007
Six Month Block Listing Return	19 March 2008
Documents submitted to the UKLA’s Document Viewing Facility can be viewed at the Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Caution: This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kindgom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, noar any person, takes any responsibility for , or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.

Randgold Resources contact
David Haddon
Telephone	+27 11 481 7214
Mobile	+27 83 260 5275
Email	dhaddon@randgoldresources.com